CREDIT SUISSE HIGH YIELD BOND FUND

Eleven Madison Avenue

New York, New York 10010

January 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Credit Suisse High Yield Bond Fund has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended October 31, 2022, which was filed with the U.S. Securities and Exchange Commission on January 3, 2023.

Very truly yours,

CREDIT SUISSE HIGH YIELD BOND FUND

By:	/s/ Karen Regan
Name: Karen Regan
Title: Secretary